Exhibit 21.1

Subsidiaries of Vantiv, Inc.

Subsidiary	State or Other Jurisdiction of Formation
Vantiv Holding, LLC	Delaware
Vantiv, LLC	Delaware
Vantiv Company, LLC	Delaware
Vantiv Payment Systems, LLC	Delaware
8500 Governors Hills Drive, LLC	Delaware
NPC Group, Inc.	Delaware
National Processing Management Company	Delaware
National Processing Company Group, Inc.	Delaware
National Processing Company	Nebraska
Best Payment Solutions, Inc.	Illinois
Litle & Co. LLC	Delaware